PRICING TERM SHEET Dated as of April 29, 2015

Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-202317

Relating to the

Preliminary Prospectus Supplements dated April 27, 2015 to the

Prospectus dated April 14, 2015

Echo Global Logistics, Inc.

Offering of

$200,000,000 aggregate principal amount of

2.50% Convertible Senior Notes due 2020

(the “Convertible Notes Offering”)

and

Offering of

5,000,000 shares of Common Stock, par value $0.0001 per share

(the “Common Stock Offering”)

This pricing term sheet relates to the Convertible Notes Offering and the Common Stock Offering described below and should be read together with (i) the preliminary prospectus supplement dated April 27, 2015 (including the documents incorporated by reference therein and the base prospectus in respect thereof) relating to the Convertible Notes Offering (the “Convertible Notes Preliminary Prospectus Supplement”) and (ii) the preliminary prospectus supplement dated April 27, 2015 (including the documents incorporated by reference therein and the base prospectus in respect thereof) relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement,” and, together with  the Convertible Notes Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”). The information in this term sheet supersedes the information in each Preliminary Prospectus Supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the relevant Preliminary Prospectus Supplement.  All references to dollar amounts are references to U.S. dollars.

General:

The Convertible Notes Offering has been upsized from the previously announced size of $150,000,000 aggregate principal amount of Notes (not including any exercise by the underwriters for the Convertible Notes Offering of their over-allotment option). See “Convertible Notes Offering” below.

Issuer:	Echo Global Logistics, Inc.

Common Stock:	Common stock of the Issuer, par value $0.0001 per share (NASDAQ: ECHO)

Trade Date:	April 30, 2015

Settlement Date:	May 5, 2015

Use of Proceeds:

The Issuer estimates that the net proceeds from the Convertible Notes Offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Issuer, will be approximately $193.3 million (or approximately $222.4 million if the underwriters for the Convertible Notes Offering exercise in full their over-allotment option to purchase additional Notes).

The Issuer estimates that the net proceeds from the Common Stock Offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Issuer, will be approximately $137.0 million (or approximately $157.7 million if the underwriters for the Common Stock Offering exercise in full their over-allotment option to purchase additional shares).

The Issuer expects to use all of the net proceeds from the Convertible Notes Offering and the Common Stock Offering (together with borrowings under the Credit Facilities (as defined in the Preliminary Prospectus Supplements)) to finance the purchase by the Issuer of 100% of the outstanding membership units of Command Transportation, LLC (the “Command Acquisition”). If the Command Acquisition is not consummated, the Issuer will use the net proceeds from the Common Stock Offering for working capital and general corporate purposes and will use the net proceeds from the Convertible Notes Offering to fund the redemption of the Notes (if the Issuer so elects) or for working capital and general corporate purposes.

Convertible Notes Offering

Notes:	2.50% Convertible Senior Notes due 2020

Offering Size:	$200,000,000 (or $230,000,000 if the underwriters for the Convertible Notes Offering exercise their over-allotment option in full)

Maturity Date:	May 1, 2020, unless earlier repurchased, redeemed or converted

Public Offering Price:	100% of the principal amount, plus accrued interest, if any, from the Settlement Date

Underwriting Discounts and Commissions:	3.00% of the principal amount

Interest Rate:	2.50% per annum accruing from the Settlement Date, payable semi-annually in arrears on May 1 and November 1 of each year, beginning on November 1, 2015

Conversion Premium:	Approximately 35% above the Public Offering Price for the Common Stock Offering

Initial Conversion Rate:	25.5428 shares of Common Stock per $1,000 principal amount of Notes

Initial Conversion Price:	Approximately $39.15 per share of Common Stock

Redemption at Issuer’s Option:

If the purchase and sale agreement relating to the Command Acquisition terminates (other than by consummation of the Command Acquisition), the Issuer may redeem all, but not less than all, of the outstanding Notes on a redemption date to occur on or prior to November 3, 2015 for a cash redemption price described in the Convertible Notes Preliminary Prospectus Supplement under “Description of Notes—Optional Redemption.” Following November 3, 2015, the Issuer may not redeem the Notes. No “sinking fund” is provided for the Notes, which means that the Issuer is not required to redeem or retire the Notes periodically.

Increase in Conversion Rate Upon Conversion Upon a Make-Whole Fundamental Change:

The following table sets forth the number of additional shares by which the conversion rate will be increased per $1,000 principal amount of Notes for each stock price and effective date set forth below.

	Stock Price
Effective Date	$29.00	$32.00	$35.00	$39.15	$42.00	$45.00	$50.00	$60.00	$75.00	$90.00	$105.00	$120.00	$140.00
May 5, 2015	8.9399	7.3071	6.0542	4.7589	4.0827	3.5058	2.7695	1.8309	1.0915	0.7048	0.4767	0.3303	0.2046
May 1, 2016	8.9399	7.2437	5.9078	4.5463	3.8456	3.2545	2.5158	1.6046	0.9239	0.5859	0.3927	0.2706	0.1663
May 1, 2017	8.9399	7.1061	5.6687	4.2271	3.4996	2.8990	2.1670	1.3085	0.7183	0.4474	0.2988	0.2059	0.1262
May 1, 2018	8.9399	6.8203	5.2488	3.7123	2.9622	2.3609	1.6622	0.9139	0.4710	0.2924	0.1984	0.1387	0.0854
May 1, 2019	8.9399	6.2752	4.4927	2.8291	2.0705	1.5056	0.9186	0.4183	0.2110	0.1412	0.1011	0.0725	0.0447
May 1, 2020	8.9399	5.7072	3.0286	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•                  if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•                  if the stock price is greater than $140.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Convertible Notes Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate; and

•                  if the stock price is less than $29.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Convertible Notes Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 34.4827, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Convertible Notes Preliminary Prospectus Supplement.

CUSIP/ISIN:	27875TAA9 / US27875TAA97

Joint Book-Running Managers:	Morgan Stanley & Co. LLC
Credit Suisse Securities (USA) LLC

Co-Manager:	PNC Capital Markets LLC

Common Stock Offering

Shares Offered:	5,000,000 shares of Common Stock (or 5,750,000 shares if the underwriters for the Common Stock Offering exercise their over-allotment option to purchase 750,000 additional shares in full)

Public Offering Price:	$29.00 per share of Common Stock

$145,000,000 in the aggregate (or $166,750,000 in the aggregate if the underwriters for the Common Stock Offering exercise their over-allotment option to purchase 750,000 additional shares in full)

Shares of Common Stock Outstanding Following the Common Stock Offering:	28,207,051 shares (or 28,957,051 shares if the underwriters for the Common Stock Offering exercise their over-allotment option to purchase 750,000 additional shares in full)

Underwriting Discount:	$1.45 per share of Common Stock

Joint Book-Running Managers:	Morgan Stanley & Co. LLC
Credit Suisse Securities (USA) LLC

Co-Managers:	PNC Capital Markets LLC
Stephens Inc.
FBR Capital Markets & Co.
Cowen and Company, LLC
William Blair & Company, L.L.C.
BB&T Capital Markets, a division of BB&T Securities, LLC

The Issuer has filed a registration statement (including a prospectus dated April 14, 2015 and the Preliminary Prospectus Supplements dated April 27, 2015) with the Securities and Exchange Commission, or SEC, for the Convertible Notes Offering and the Common Stock Offering, to which this communication relates.  Before you invest, you should read the applicable Preliminary Prospectus Supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Convertible Notes Offering and the Common Stock Offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the Issuer or any underwriter or dealer participating in the Convertible Notes Offering or the Common Stock Offering will arrange to send you the prospectus supplement and accompanying prospectus if you request them by contacting Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, tel: 1-866-718-1649, email: prospectus@morganstanley.com., or Credit Suisse Securities (USA) LLC, Attn: Prospectus Department, One Madison Avenue, New York, NY 10010, tel: 1-800-221-1037, email: newyork.prospectus@credit-suisse.com.

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